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SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2011 WASH, D.C. 211

11021130

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2131 Palomar Airport Road, Suite 200
(No. and Street)

Carlsbad	CA	92011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Haahr 760-930-1350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jon Haahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of March 4, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal

Title

See Jurat attached next page

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 4th day of March, 2011, by Jon Haahr, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

POLLY JEAN CLARK
Commission # 1730591
Notary Public - California
San Diego County
My Comm. Expires Mar 11, 2011

(Seal) Signature Polly Jean Clark

SEE ATTACHED
OATH or AFFIRMATION
regarding
Annual Audited Report
Form X-17A-5
PART III
Year beginning 1-1-10 and ending 12-31-10

SILVER PORTAL CAPITAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2010
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
Silver Portal Capital, LLC
Carlsbad, California

We have audited the accompanying statement of financial condition of Silver Portal Capital, LLC (the "Company"), a California limited liability company, as of December 31, 2010, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered declining revenue sources and there have been difficulties incurred as a result of the credit and real estate markets. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF
PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
March 4, 2011

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SILVER PORTAL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	15,887
Accounts receivable		46,871
Deposits, prepaid expenses and other		4,397
Total current assets		67,155
PROPERTY AND EQUIPMENT, NET		-
Total assets	$	67,155

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	1,900
Total current liabilities		1,900
COMMITMENTS AND CONTINGENCIES (Note 5)		
MEMBER'S CAPITAL		65,255
Total liabilities and member's capital	$	67,155

The accompanying notes are an integral part of these financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Fee revenue	$ 366,396
General and administrative expenses	77,633
Income from operations	288,763
Other income - gain on investment	2,797
Net income	$ 291,560

The accompanying notes are an integral part of these financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at December 31, 2009	$ 19,157
Contributions	23,910
Distributions	(269,372)
Net income	291,560
Balance at December 31, 2010	$ 65,255

The accompanying notes are an integral part of these financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 291,560
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amoritization	1,923
Changes in assets and liabilities:	
Accounts receivable	(46,871)
Deposits, prepaid expenses and other	(4,397)
Accounts payable and accrued expenses	1,124
Net cash provided by operating activities	243,339
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	23,910
Member distributions	(269,372)
Net cash used in financing activities	(245,462)
Net decrease in cash	(2,123)
Cash at beginning of the year	18,010
Cash at end of year	$ 15,887

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities.

The member's liability is limited to his investment in the Company.

Going Concern

Based on the Company's declining revenue sources, the shrinking of the credit markets, and the current state of the real estate market, there is substantial doubt about the Company's ability to continue as a going concern. Management believes by managing its monthly expenditures, it will enhance the Company's ability to continue as a going concern.

NOTE 2 - ACCOUNTING POLICIES

Revenue Recognition

The Company provides investment banking, investment advisory and private capital raising services for companies in the real estate industry. Fee revenue is recognized when the services have been provided.

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each of these banks up to $250,000 at December 31, 2010. As of December 31, 2010, the Company's cash accounts did not exceed the FDIC insurance limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

During 2010, substantially all of the Company's revenues were from two customers. At December 31, 2010, all accounts receivable were from one customer.

NOTE 2 - ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company issues unsecured credit and performs ongoing evaluations of its customers. In addition, the Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit considerations. Management has determined that no allowance for doubtful account is required at December 31, 2010.

Income Taxes

The Company is a limited liability company and elected to be treated as a partnership for Federal and state tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are payable by the Members. However, the Company is subject California LLC fees which are included in general and administrative expenses in the statement of operations.

The Company has adopted the application of uncertain tax positions of FASB 740, *Income Taxes,* for its current year. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to five years, using either the straight-line or declining balance methods. Depreciation expense for the year ended December 31, 2010 was $1,923.

NOTE 3 - PROPERTY AND EQUIPMENT, NET (continued)

Property and equipment consists of the following at December 31:

Computer and related equipment	$ 33,393
Accumulated depreciation	(33,393)
Property and equipment, net	$ -

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($127 at December 31, 2010), whichever is higher. At December 31, 2010, the Company had net capital of $8,987 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was .14 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has a month-to-month lease agreement for its office facilities with payments of $1,650 per month. Rent expense was $6,381 for the year ended December 31, 2010.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on March 4, 2011.

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTNESS
PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL	
Total member's capital	$ 65,255
Less non-allowable assets:	
Accounts receivable	(46,871)
Property and equipment	-
Deposits and other	(4,397)
Non-allowable assets	(51,268)
Less: Other deductions and/or charges	-
Net capital before charges on security positions	13,987
Less haircuts on security positions	-
Net capital	$ 13,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital in excess of amount required	$ 8,987
Aggregate indebtedness	$ 1,900
Ratio of aggregate indebtedness to net capital	0.14 to 1

SILVER PORTAL CAPITAL, LLC
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTNESS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$	15,342
Adjustments:		
Prepaid expenses		(1,355)
Net capital as reported on the Company's amended FOCUS report	$	13,987
Aggregate indebtness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$	3,300
Adjustments:		
Accounts payable and accrued expenses		(1,400)
Aggregate indebtness as reported on the Company's amended FOCUS report	$	1,900

SILVER PORTAL CAPITAL, LLC
SCHEDULE III
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

A computation of reserve requirement is not applicable for Silver Portal Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SILVER PORTAL CAPITAL, LLC
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Silver Portal Capital, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Silver Portal Capital, LLC
Carlsbad, California

In planning and performing our audit of the Silver Portal Capital, LLC (the "Company") financial statements, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged by governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Silver Portal Capital, LLC as of and for the year ended December 31, 2010 and this report does not affect our report thereon dated March 4, 2011. We determined that certain transactions were improperly accounted for on the cash basis of accounting instead of the accrual basis of accounting as required in accordance with accounting principles generally accepted in the United States of America.

Additionally, it is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
March 4, 2011

PKF
Certified Public Accountants
A Professional Corporation